SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               AMENDMENT NO. 32
                                      TO
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                              Arthur E. Cirulnick
                             Tucker, Flyer & Lewis
                           a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600

                                April 16, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


Check the following box if a fee is being paid
with this Statement:                                        [ ]

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CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           [  ]
6.    Citizenship or Place of Organization
      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  14,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0
PERSON
WITH                    9.    Sole Dispositive Power
                              14,645,432 shares

                        10.   Shared Dispositive Power
                              0

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           [  ]
6.    Citizenship or Place of Organization
      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                        0
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                          0

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                            [  ]
6.    Citizenship or Place of Organization
      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     14,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              0

                        10.   Shared Dispositive Power
                              14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO

     This Amendment No. 32 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding the following:

     The funds for the $4,500,000 Concept loaned to the Issuer on April 16, 1996 (further explained in Item 4 below), were obtained by Concept from Communications, which borrowed the same amount of funds from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement.

     The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds of a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4. Purpose of the Transaction.

Certain Loans to the Issuer.

     Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

     On April 16, 1996, after substantial negotiation, Concept loaned the Issuer $4.5 million (the "April 1996 Loan"), the Issuer delivered to Concept a promissory note in like amount (the "April 1996 Promissory Note"), Concept and the Issuer executed an agreement setting out the rights of the parties relating to the April 1996 Loan (the "April 1996 Letter Agreement") and Concept delivered to the Issuer's certified public accountants a letter relating to Concept's willingness to fund the Issuer through the remainder of 1996 (the "April 1996 Seidman Letter"). The April 1996 Promissory Note, April 1996 Letter Agreement and April 1996 Seidman Letter are attached hereto respectively as Exhibits 32.0,
32.1 and 32.2, they are incorporated herein by reference, and all descriptions, characterizations and summaries of the provisions thereof contained herein are qualified by reference to such exhibits.

     The April 1996 Promissory Note, delivered in principal amount of $4.5 million, is payable on February 1, 1997 at an annual interest rate of 5.31%. All principal and accrued interest on the April 1996 Promissory Note outstanding and unpaid as of February 1, 1997 shall accrue interest at an annual rate then equal to Prime Rate, as published in the Wall Street Journal, and adjusted from time to time, plus two (2) percentage points ("Prime Plus Two"). The April Promissory Note is secured under the Security Agreement.

     Pursuant to the April 1996 Letter Agreement, and as an inducement to Concept to make the April 1996 Loan, Nostalgia agreed to make monthly interest payments on such loan. Concept agreed that any unpaid and outstanding loans made to Nostalgia will not be callable before February 1, 1997. However, if by February 1, 1997, all accrued and outstanding interest payments due Concept under the April 1996 Letter Agreement are not paid in full, and all accrued and outstanding interest on all other loans from Concept to Nostalgia have not been paid in full, then all outstanding loans will have their interest rates adjusted to a rate then equal to Prime Plus Two.

     Concept delivered the April 1996 Seidman Letter stating its willingness to financially support Nostalgia through the remainder of 1996, such commitment not to exceed $10 million. As also stated in the April 1996 Letter Agreement, such financial support is intended to satisfy outstanding pre-1996 programming commitments up to $6.2 million, outstanding pre-1996 lease commitments up to $2.9 million, and 1996 operating expenses not satisfied by cash flow from operations. Such financial support is to be in the form of a loan in the amount of $1 million that was given to Nostalgia on or about February 26, 1996, $4.5 million given pursuant to the April 1996 Loan, and up to an additional $4.5 million to be given over the remainder of 1996 in the form of either debt or equity financing -- if debt financing, such debt will not be callable before February 1, 1997. Respecting debt financing, Concept restates that it has no intent to convert any interest accruing on any of its loans to the Issuer into equity. Concept's financial commitment would end if the Issuer issued to third parties before December 31, 1996 such additional securities as would result in Concept no longer possessing a majority of the equity or voting securities of the Issuer. Additionally, such commitment would also be reduced to the extent of the amount of investment by any party with which the Issuer might enter into a strategic partnership.

     Concept and the Issuer executed a letter agreement dated as of April 26, 1996 amending and modifying the April 1996 Letter Agreement and the April 1996 Seidman Letter (the "April 1996 Amendment"). The April 1996 Amendment contains the following material modifications of the April 1996 Letter Agreement: monthly interest payments shall begin on May 16, 1996; the interest rate on the April 1996 Loan shall not be adjusted to Prime Plus Two due to a missed monthly payment until ten days after written notice is given, such rate adjustment to be effective as of the due date for the missed monthly payment; and the provision stating that in the event that any interest on any other outstanding loan(s) from Concept to Nostalgia remains unpaid as of February 1, 1997, all principal and interest on all such outstanding loans would then accrue interest at a rate then equal to Prime Plus Two, has been deleted.

     The April 1996 Amendment is attached hereto as Exhibit 32.3, it is incorporated herein by reference, and all descriptions, characterizations and summaries of the provisions thereof contained herein are qualified by reference to such exhibit.

Item 7.     Items to be Filed as Exhibits

Exhibit   Description                                  Page

32.0 Copy of Promissory Note dated April 16,
     1996 made by The Nostalgia Network, Inc.
     to Concept Communications, Inc. in the
     principal amount of $4,500,000.

32.1 Copy of letter agreement dated April 16, 1996 by and between The Nostalgia
     Network, Inc. and Concept
     Communications, Inc.

32.2 Copy of letter dated April 16, 1996 from
     Concept Communications, Inc. to BDO
     Seidman.

32.3 Copy of letter agreement dated April 26, 1996 by and between The Nostalgia
     Network, Inc. and Concept
     Communications, Inc.

    SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April 26, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN CAPITAL CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President

               EXHIBIT  INDEX                          Page

32.0 Copy of Promissory Note dated April 16,
     1996 made by The Nostalgia Network, Inc.
     to Concept Communications, Inc. in the
     principal amount of $4,500,000.

32.1 Copy of letter agreement dated April 16, 1996 by and between The Nostalgia
     Network, Inc. and Concept
     Communications, Inc.

32.2 Copy of letter dated April 16, 1996 from
     Concept Communications, Inc. to BDO
     Seidman.

32.3 Copy of letter agreement dated April 26, 1996 by and between The Nostalgia
     Network, Inc. and Concept
     Communications, Inc.


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